Exhibit 12(a)

Tennant
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars)

	Year ended December 31,					Nine months ended September 30,
Ratio of Earnings to Fixed Charges	2010	2011	2012	2013	2014	2014	2015

Profit (loss) before income taxes	$34,727	$48,730	$59,890	$59,878	$69,538	$47,997	$33,194

Fixed Charges:
Interest expense	1,619	2,238	2,517	1,761	1,722	1,301	1,011
Amortization of debt expense	318	660	203	183	193	137	231
Interest component of rental expense (estimated)	5,405	5,792	5,841	5,958	6,149	4,641	4,448
Total Fixed Charges	7,342	8,690	8,561	7,902	8,064	6,079	5,690

Profit (loss) before income taxes plus fixed charges	$42,069	$57,420	$68,451	$67,780	$77,602	$54,076	$38,884

Ratio of Earnings to Fixed Charges	5.7	6.6	8.0	8.6	9.6	8.9	6.8